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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL
REPORTS
FORM X-17A-5
PART III

SEC FILE NUMER
8- 20930

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/24   AND ENDING 06/30/25
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TRIAD SECURITIES CORP.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
111 BROADWAY, 11th FLOOR
_____(No. and Street)_____

NEW YORK	NY	10006
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shari Rothenberg	(908) 743-1307	srothenberg@triadsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ADEPTUS PARTNERS, LLC
_____(Name – if individual, state last, first, and middle name)_____

733 STATE RTE 35 N	OCEAN	NJ	07712
(Address)	(City)	(State)	(Zip Code)

01/06/10	3686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, <u>Kenneth Fisher</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to <u>TRIAD SECURITIES CORP.</u> as of <u>06/30/25</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

<u>Signature</u>

CEO

Title

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Triad Securities Corp.

**Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
June 30, 2025**



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Triad Securities Corp.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Triad Securities Corp. as of June 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Triad Securities Corp. as of June 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Triad Securities Corp.'s management. Our responsibility is to express an opinion on Triad Securities Corp.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Triad Securities Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Triad Securities Corp.'s auditor since 2017.

Adeptus Partners, LLC

Adeptus Partners, LLC
Ocean, NJ
September 22, 2025

Triad Securities Corp.

Statement of Financial Condition
June 30, 2025

Assets

Cash and cash equivalents	$	422,997
Restricted cash		144,304
Deposits with clearing brokers		554,842
Commissions receivable from clearing brokers		766,569
Investment banking receivables		417,781
Right of use asset		1,100,924
Fixed assets, net		20,442
Prepaid expenses and other assets		45,612
Total assets	$	3,473,471

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	924,001
Operating lease liability		1,110,818
Subordinated loans, including accrued interest of $42,822		792,822
Total liabilities		2,827,641

Commitment

Stockholders' Equity

Common stock (voting), no par value, 200 shares authorized, issued and outstanding		24,950
Common stock Series B (non-voting), no par value, 2,000 shares authorized, 1,379 shares issued and outstanding		1,379,000
Additional paid-in capital		208,088
Accumulated deficit		(966,208)
Total stockholders' equity		645,830
Total liabilities and stockholders' equity	$	3,473,471

The accompanying notes are an integral part of this financial statement.

Triad Securities Corp.

Notes to Statement of Financial Condition
June 30, 2025

1.   Organization

Triad Securities Corp. (the "Company") was incorporated in New York on July 8, 1976. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA").. The Company acts primarily as an introducing broker forwarding transactions to two other FINRA members on a fully disclosed basis.

2.   Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value of Financial Instruments
The Company's financial instruments consist primarily of cash, accounts receivable, prepaid expenses, accounts payable and accrued expenses. The carrying value of these financial instruments approximates fair value because of the short-term maturity of such instruments.

Cash and Cash Equivalents
The Company invests excess cash in money market mutual funds and considers them to be cash equivalents. As of June 30, 2025, the Company had cash equivalents of $358,830. At the end of the year the Company did not have any cash in a special account segregated under federal regulations.

Restricted Cash
In connection with the Company's office lease agreement (see Note 4), one of the financial institutions that the Company has cash and money market accounts with has provided a letter of credit on behalf of the Company in the amount of $139,359. The letter of credit is issued to the Company's landlord for the office lease to serve as a security deposit on the lease. The Company has deposited $144,304 in a money market account with the financial institution to serve as collateral for the letter of credit. The letter of credit expired on August 6, 2025 and was immediately renewed and the new maturity date is August 6, 2026 and is expected to be renewed on an annual basis until the maturity of the office lease occurs.

2. **Summary of Significant Accounting Policies (continued)**

Commissions Receivable, Investment Banking Receivables and Contract Balances
These receivables are reported at the amount the Company expects to collect from outstanding balances. Management reviews all receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. At June 30, 2025 management believed no valuation allowance was warranted.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. There were no contract assets as of July 1, 2024 and June 30, 2025.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. There were no contract liabilities as of July 1, 2024 and June 30, 2025.

Due From and Deposits with Clearing Brokers
The Company clears all of its own securities transactions including its customer transactions through its clearing brokers, National Financial Services LLC and Wedbush Securities Inc., pursuant to the clearance agreements. Commissions receivable from these brokers are shown as commissions receivable from clearing brokers on the statement of financial condition.

As part of these agreements with its clearing brokers, the Company maintains required deposits totaling $554,842. These deposits comprise the balance of deposits with clearing brokers on the statement of financial condition.

Allowance for Credit Losses
The Company complies with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

2. Summary of Significant Accounting Policies (continued)

Fixed Assets
Fixed assets are recorded at cost, less depreciation. Expenditures for major additions and betterments are capitalized. Maintenance and repair charges are expensed as incurred. Depreciation is computed by the straight-line method (after considering their respective estimated residual values) over the estimated useful lives:

Furniture and fixtures	7 years
Equipment	5 years

Leases
The Company leases its office space. The Company recognizes its lease in accordance with ASC Topic 842, Leases ("ASC 842"). The guidance increases transparency and comparability by requiring the recognition of right-of-use assets ("ROU") and lease liabilities on the statement of financial condition.

In order to meet the definition of a lease under ASC 842, the contractual arrangement must convey the right to control the use of an identifiable asset for a period of time in exchange for consideration. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize right of use assets and lease liabilities for (a) short-term leases that have a lease term of 12 months or less at lease commencement, or (b) do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

The Company utilized a portfolio approach in determining the discount rate. The portfolio approach takes into consideration the range of the term, the range of the lease payments, the category of the underlying asset and the Company's estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments. The Company also considered its recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating the incremental borrowing rates.

2. **Summary of Significant Accounting Policies (continued)**

Income Taxes

The Company has elected to be taxed as an S Corporation under the Internal Revenue Code and New York State law. Accordingly, the Company is not subject to Federal and State income taxes, rather the stockholders will pay tax on their proportionate share of earnings or utilize a benefit from losses based on their proportionate ownership of the company. The Company is subject to New York City income taxes.

The Company follows ASC Topic 740, Income Taxes ("ASC 740") which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

As of June 30, 2025, the Company had net operating losses of approximately $2,922,000 and resulting deferred tax assets in the amount of approximately $259,000. Management has determined that a full valuation allowance is required for this amount. Net operating loss carryforwards do not expire, but they are subject to a limitation of 80% of taxable income.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statement. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the year such determination is made. The Company determined that there are no uncertain tax positions which would require adjustment or disclosure in the financial statement.

Recent Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update ("ASU") ASU 2023-09, which amends the disclosure requirements for income taxes. The amendments primarily include new requirements to disclose additional information as part of the reconciliation of the effective tax rate to statutory tax rate, provide the amount of income taxes paid, net of refunds received, and income tax expense disaggregated between federal, state and foreign jurisdictions and provide income before income taxes disaggregated between domestic and foreign jurisdictions. The amendments also discontinue certain other disclosure requirements. The amended guidance is effective for the Company on July 1, 2025, with early adoption permitted, and is to be applied prospectively, with retrospective application permitted. The Company is currently evaluating the impact of ASU 2023-09 on its financial statement and related disclosures.

Triad Securities Corp.

3. **Fixed Assets**

   Fixed assets, net consisted of the following as of June 30, 2025:

Equipment	$	290,366
Furniture		91,034
Total fixed assets, at cost		381,400
Less: accumulated depreciation		(360,958)
Net fixed assets	$	20,442

4. **Leases**

   In 2018, the Company entered into a lease agreement for office space in New York. The lease expires on June 30, 2027, and has escalating monthly rental payments during the course of the lease. The lease does not contain any renewal options.

   The weighted average remaining term is 2 years.

   The weighted average discount rate is 3.00%.

   The Company does not have any finance leases or short-term leases. Total lease cost consists entirely of the operating lease cost.

   Estimated future minimum lease payments for the fiscal years ending June 30, are as follows:

2026	$	678,415
2027		691,984
Total lease payments		1,370,399
Less imputed interest		(259,581)
Total lease liability	$	1,110,818

   The Company subleases a portion of the premises on an informal month-to-month basis.

Triad Securities Corp.

5. **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2025 the Company's net capital of $1,183,964 was $933,964 in excess of its minimum requirement of $250,000.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records that are customarily kept by a clearing broker-dealer.

In addition, the Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 for its commission recapture/rebate program. Accordingly, the Company maintained for the period from July 1, 2024 through September 19, 2024 a "Special Account for the Exclusive Benefit for Customers." This segregated account is similar to one that is required by Paragraph (k)(2)(i) in that it needs to be funded in an amount equal to or exceeding any payables associated with the commission recapture/rebate program and the funds are not used in the normal business operations of the Company.

The Company also enters into soft dollar arrangements with certain clients within the provisions of Rule 28(e) of the Exchange Act which establishes a safe harbor for money managers, which allows them to purchase research services for clients using soft dollars. Under the soft dollar program, the Company uses clients accumulated soft dollar funds to pay for research related expenses on their behalf.

6. **Subordinated Loans**

The Company has subordinated loan agreements with two indirect owners (through trusts) of the Company, by which the Company borrowed a total principal amount of $750,000. The loans bear interest at 3% and the principal and accumulated interest are due in full at maturity of the loans. The loan principals and interest are unsecured and subordinated in right of payment to all claims of present and future creditors of the Company. During the fiscal year ended June 30, 2025, the Company modified the treatment of the interest on the $250,000 loan to indicate that the accrued and unpaid interest is not subordinated to the claims of general creditors. The subordinated loan agreement has been approved by the FINRA and is available for computing net capital under the SEC's uniform net capital rule. To the extent that the borrowing is required for compliance with the minimum net capital requirements, it may not be repaid.

6.   **Subordinated Loans (continued)**

Subordinated loan details for the fiscal year ended June 30, 2025 are:

Date of Borrowing	Principal Amount	Maturity date	Accrued Interest	Interest expense for fiscal year
June 21, 2022	$ 250,000	June 21, 2027	$ 22,725	$ 7,500
August 23, 2022	500,000	August 23, 2027	42,822	15,000
	$ 750,000		$ 65,547	$ 22,500

The subordinated loans, under appendix D of Rule 15c3-1, provides the Company with additional regulatory capital which is subject to the rule's "Debt to Debt-Equity Ratio" requirements, which cannot exceed 70% for a period in excess of 90 days. At June 30, 2025, the Company's Debt to Debt-Equity Total Ratio was 0.55 to 1. The carrying amounts of subordinated loan agreements approximate their fair value because of the short maturity of the instruments.

7.   **Retirement Plans**

The Company has a 401(k) retirement savings plan covering all employees who meet eligibility requirements. Each year the Company has the option of making discretionary contributions. There was no contribution made for the year ended June 30, 2025.

8.   **Segment Reporting**

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The CODM is the chief executive officer. The net income or loss is used by the CODM to evaluate the results of the business to manage the company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and summary of significant accounting policies notes.

9. **Concentrations of Risk**

   Cash, Cash Equivalents and Receivables from Clearing Brokers Concentrations

   The Company maintains cash balances at various financial institutions and therefore is subject to the credit risk at these financial institutions. Cash held in banks may at times exceed amounts insured by the Federal Deposit Insurance Corporation. Cash equivalents and receivables from clearing brokers are not insured. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these items.

   Investment Banking Receivable Concentration

   As of June 30, 2025, the Company had two customers who comprised 72% and 18% of the outstanding balance owed to the Company.

10. **Off-Balance-Sheet Risk**

    The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments.

    In the normal course of its business, the Company indemnifies its clearing brokers against specified potential losses in connection with their acting as agents of, or providing services to, the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and by insuring that the customers' transactions are executed properly by the clearing broker-dealers. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statement for this indemnification.

Triad Securities Corp.

Notes to Statement of Financial Condition
June 30, 2025

11. Stockholders' Equity

Series A Preferred Stock

On September 24, 2024, the Company amended its articles of incorporation to convert all the shares of Series A Preferred Stock, no par value, to non-voting Series B Common Stock, no par value.

Common Stock

Each share of common stock has one vote for all purposes. Common stock does not provide any preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights. Common stockholders are not entitled to cumulative voting for purposes of electing members to the Board of Directors.

Series B Common Stock shall have no voting rights.

12. Subsequent Events

Management of the Company has evaluated all events and transactions that have occurred subsequent to the statement of financial condition date through the date the financial statement was available to be issued. Management determined that there are no material events that would require adjustment to or disclosure in the Company's financial statement and notes to financial statement.